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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 2
                    Under the Securities Exchange Act of 1934




                         INTERNATIONAL HOME FOODS, INC.

                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   459655 10 6

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7891


                                  JUNE 22, 2000

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


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CUSIP NO.                                                           459655 10 6

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 Thomas O. Hicks
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   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [ ]
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   3     SEC use only

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   4     Source of Funds                                           PF;BK;AF;OO

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization                    United States
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                                     7     Sole Voting Power           564,043
                                     ------------------------------------------

   Number of Shares Beneficially     8     Shared Voting Power      31,525,012
                                     ------------------------------------------
      Owned by Each Reporting
                                     9     Sole Dispositive Power      564,043
            Person With              ------------------------------------------

                                     10    Shared Dispositive Power 31,525,012
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  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                 32,089,055
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)               43.4%
--------------------------------------------------------------------------------

  14     Type of Reporting Person                                           IN
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         (1) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

                                  Page 2 of 11
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CUSIP NO.                                                           459655 10 6

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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            Hicks, Muse, Tate & Furst
                              Equity Fund III, L.P.
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   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [ ]
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   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                                 OO;BK

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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
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   6     Citizenship or Place of Organization                State of Delaware
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                                     7     Sole Voting Power                 0
                                     ------------------------------------------

   Number of Shares Beneficially     8     Shared Voting Power      30,649,966
                                     ------------------------------------------
      Owned by Each Reporting
                                     9     Sole Dispositive Power            0
            Person With              ------------------------------------------

                                     10    Shared Dispositive Power 30,649,966
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                 30,649,966
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)               41.4%
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  14     Type of Reporting Person                                           PN
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CUSIP NO.                                                           459655 10 6

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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM3/GP Partners, L.P.
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   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [ ]
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   3     SEC use only

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   4     Source of Funds                                              OO;AF;BK

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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
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   6     Citizenship or Place of Organization                    State of Texas
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                                     7     Sole Voting Power                 0
                                     ------------------------------------------

   Number of Shares Beneficially     8     Shared Voting Power      30,803,599
                                     ------------------------------------------
      Owned by Each Reporting
                                     9     Sole Dispositive Power            0
            Person With              ------------------------------------------

                                     10    Shared Dispositive Power 30,803,599
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                 30,803,599
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)               41.6%
--------------------------------------------------------------------------------

  14     Type of Reporting Person                                           PN
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

CUSIP NO.                                                           459655 10 6

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only

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   4     Source of Funds                                              OO;BK;AF

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
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   6     Citizenship or Place of Organization                    State of Texas
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                                     7     Sole Voting Power                 0
                                     ------------------------------------------

   Number of Shares Beneficially     8     Shared Voting Power      31,525,012
                                     ------------------------------------------
      Owned by Each Reporting
                                     9     Sole Dispositive Power            0
            Person With              ------------------------------------------

                                     10    Shared Dispositive Power 31,525,012
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                 31,525,012
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)               42.6%
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  14     Type of Reporting Person                                           PN
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CUSIP NO.                                                           459655 10 6

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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds                                              OO;BK;AF

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------

                                     7     Sole Voting Power                 0
                                     ------------------------------------------

   Number of Shares Beneficially     8     Shared Voting Power      31,525,012
                                     ------------------------------------------
      Owned by Each Reporting
                                     9     Sole Dispositive Power            0
            Person With              ------------------------------------------

                                     10    Shared Dispositive Power 31,525,012
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                 31,525,012
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)               42.6%
--------------------------------------------------------------------------------

  14     Type of Reporting Person                                           CO
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         This Amendment No. 2 to Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("Partners III"), and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."and collectively, the "Reporting Persons"), to amend Items 4, 5, 6 and 7 of the original Schedule 13D dated August 28, 1998, as amended December 23, 1999 (the "Original Schedule 13D"). The cover page for each of the Reporting Persons and the full text of Items 4, 5, 6 and 7 as amended hereby, are restated in their entirety in this Amendment No. 2. Items 1, 2, and 3 of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D. The information contained in this Schedule 13D/A is as of the date hereof, unless otherwise expressly provided herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Fund III; HM3 Coinvestors, L.P., a Texas limited partnership whose ultimate general partner is Fund III Inc. ("Coinvestors"); and HM3/IH Partners, L.P., a Texas limited partnership whose ultimate general partner is Fund III Inc. ("HM3/IH Partners" and collectively, the "Agreement Parties") are each parties to Stock Voting Agreements (the "Voting Agreements") dated as of June 22, 2000, by and among the Agreement Parties, ConAgra, Inc., a Delaware corporation ("ConAgra"), and the Company. Pursuant to the Voting Agreements, the Agreement Parties agreed to vote in favor of the merger (the "Merger") contemplated by the Agreement and Plan of Merger among ConAgra, Inc., CAG Acquisition Sub, Inc. and the Company dated as of June 22, 2000 (the "Merger Agreement"). Pursuant to the Voting Agreements, the Agreement Parties granted to ConAgra an irrevocable proxy to vote, at any meeting of the Company's stockholders, the Agreement Parties' shares of Common Stock in favor of the Merger. The Agreement Parties also agreed not to transfer their shares, except pursuant to the Merger, and not to engage in any solicitation of alternate merger partners for the Company. The Agreement Parties agreed that, in the event that the Merger Agreement is terminated under certain circumstances and the Company engages in a later specified transaction, or in the event that a merger is consummated with ConAgra under an agreement whereby the amount of consideration paid by ConAgra is greater than the consideration contemplated under the Merger Agreement, the Agreement Parties shall provide certain consideration to ConAgra. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements, copies of which are incorporated herein by reference.

         The Merger is subject to approval by holders of a majority in interest of the Company's outstanding Common Stock. In addition, the Merger is subject to clearance or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Competition Act (Canada), the Mexican Federal Economic Competition Law, and the satisfaction of other customary closing conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mr. Hicks may be deemed to beneficially own 32,089,055 shares of Common Stock, representing approximately 43.4% of the total outstanding shares of Common Stock. Mr. Hicks has sole voting and dispositive power with respect to 564,043 shares. Of the 564,043 shares for which Mr. Hicks has sole voting and dispositive power, (i) 540,785 shares are owned of record by Mr. Hicks and (ii) 23,258 shares are held of record by trusts of which Mr. Hicks serves as sole trustee and by a limited partnership the general partner of which is a limited liability company wholly owned by Mr. Hicks. Mr. Hicks has shared voting and dispositive power with respect to the remaining 31,525,012 shares as a result of the relationships described in the paragraphs below.

         Of the 31,525,012 shares for which Mr. Hicks has shared voting and dispositive power, (i) 30,649,966 shares are owned by Fund III, (ii) 721,413 shares are owned by Coinvestors and (iii) 153,633 shares are owned by HM3/IH Partners.

         Mr. Hicks is the Chairman of the Board and Chief Executive Officer of Fund III Inc. Fund III Inc. is the general partner of Partners III, which is the general partner of Coinvestors and HM3. HM3 is the general partner of HM3/IH Partners and Fund III. Mr. Hicks is a limited partner of Coinvestors.


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         (c) Of the 540,785 shares owned of record by Mr. Hicks, Mr. Hicks acquired (i) 100,000 shares on November 18, 1997 with $200,000 of his personal funds, (ii) 190,785 shares in a distribution made by Coinvestors in February 1998, (iii) 25,000 shares on August 28, 1998 with $446,875 of his personal funds, (iv) 125,000 shares on August 31, 1998 with $2,239,063 of his personal funds, (v) 50,000 shares on September 1, 1998 with $850,000 of his personal funds, (vi) 42,000 shares on September 2, 1998 with $756,000 of his personal funds and (vii) 8,000 shares on September 3, 1998 with $139,000 of his personal funds.

         Fund III Inc. may be deemed to beneficially own 31,525,012 shares of Common Stock, representing approximately 42.6% of the total outstanding shares of Common Stock. Partners III may be deemed to beneficially own 31,525,012 shares of Common Stock, representing approximately 42.6% of the total outstanding shares of Common Stock. HM3 may be deemed to beneficially own 30,803,599 shares of Common Stock, representing approximately 41.6% of the total outstanding shares of Common Stock. Fund III Inc., Partners III and HM3 have shared dispositive and voting power over the shares each beneficially owns.

         Fund III may be deemed to beneficially own 30,649,966 shares of Common Stock, representing approximately 41.4% of the total outstanding shares of Common Stock. Fund III acquired substantially all of its shares through a property dividend from AHFP Holding Corporation ("AHFP") on November 14, 1997. On November 1, 1996, AHFP purchased the shares distributed to Fund III in a leverage buyout for $5.33 per share. The buyout was financed through (i) borrowings under the Company's senior bank facilities with The Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc., (ii) the issuance of $400 million 10 3.8% Senior Subordinated Notes due 2006 of the Company in a Rule 144A offering managed by Chase Securities Inc and BT Securities Corporation, and (iii) an equity contribution from partners of Fund
III. The remainder of Fund III's shares was acquired in a transaction pursuant to which the Company acquired Fund III's interest in Productos Del Monte. Fund III has shared dispositive and voting power over its shares.

         Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned by such Reporting Person of record.

         The percent of outstanding shares of Common Stock is based on 73,964,174 shares outstanding as of March 31, 2000.

         (d) The right to receive distributions, and proceeds from the sale of, the 30,649,966 shares of Common Stock held of record by Fund III is governed by its limited partnership agreement, and such distributions or proceeds may be made with respect to the general and limited partnership interests in Fund III.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Hicks, Fund III and HM3/IH Partners are parties to that certain Registration Rights Agreement, dated November 1, 1996, between the Company and the other parties signatory thereto (the "Registration Rights Agreement"). The Registration Rights Agreement was terminated as of the date the Merger Agreement was signed.

         As described in Item 4, Fund III, Coinvestors, and HM3/IH Partners (the "Agreement Parties") are each a party to Stock Voting Agreements (the "Voting Agreements") dated as of June 22, 2000, by and among the Agreement Parties, ConAgra, and the Company. Pursuant to the Voting Agreements, the Agreement Parties agreed to vote in favor of the Merger. Pursuant to the Voting Agreements, the Agreement Parties granted to ConAgra an irrevocable proxy to vote, at any meeting of the Company's stockholders, the Agreement Parties' shares of Common Stock in favor of the Merger. The Agreement Parties also agreed not to transfer their shares, except pursuant to the Merger, and not to engage in any solicitation of alternate merger partners for the Company. The Agreement Parties agreed that, in the event that the Merger Agreement is terminated under certain circumstances and the Company engages in a later specified transaction, or in the event that a merger is consummated with ConAgra under an agreement whereby the amount of consideration paid by ConAgra is greater than the consideration contemplated under the Merger Agreement, the Agreement Parties shall provide certain consideration to ConAgra. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements, copies of which are incorporated herein by reference.


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
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Agreement and Plan of Merger among ConAgra, Inc., CAG Acquisition Sub, Inc. and International Home Foods, Inc., dated as of June 22, 2000.*

         (b) Stock Voting Agreement, dated as of June 22, 2000, by and between Hicks, Muse, Tate & Furst Equity Fund III, L.P., ConAgra, Inc., and International Home Foods, Inc.*

         (c) Stock Voting Agreement, dated as of June 22, 2000, by and between HM3/IH Partners, L.P., ConAgra, Inc., and International Home Foods, Inc.*

         (d) Stock Voting Agreement, dated as of June 22, 2000, by and between HM3 Coinvestors, L.P., ConAgra, Inc., and International Home Foods, Inc.*

         (e) Power of Attorney for Thomas O. Hicks. (1)

         (f) Joint Filing Statement, dated September 2, 1998, among Thomas O. Hicks, Fund III, HM3, Partners III and Fund III Inc. (1)

-----------------------

* Incorporated by reference to the Company's Current Report on Form 8-K dated June 22, 2000.

(1)      Incorporated by reference to the Schedule 13D dated August 28, 1998.


                [Remainder of this page intentionally left blank]


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2000               THOMAS O. HICKS


                                    By:   /s/ David W. Knickel
                                          ----------------------------------
                                          David W. Knickel, Attorney-in-Fact


Dated:  June 22, 2000               HICKS, MUSE, TATE & FURST EQUITY FUND, III,
                                    L.P.

                                    By:      HM3/GP Partners, L.P.,
                                             Its General Partner

                                    By:      Hicks, Muse GP Partners III, L.P.,
                                             Its General Partner

                                    By:      Hicks, Muse Fund III Incorporated,
                                             Its General Partner


                                    By:   /s/ David W. Knickel
                                          ----------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President



Dated:  June 22, 2000               HM3/GP PARTNERS, L.P.

                                    By:      Hicks, Muse GP Partners III, L.P.,
                                             its General Partner

                                    By:      Hicks, Muse Fund III Incorporated,
                                             its General Partner


                                    By:   /s/ David W. Knickel
                                          ----------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President


Dated:  June 22, 2000               HICKS, MUSE GP PARTNERS III, L.P.

                                    By:      Hicks, Muse Fund III Incorporated,
                                             its General Partner


                                    By:   /s/ David W. Knickel
                                          ----------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President


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

Dated:  June 22, 2000               HICKS, MUSE FUND III INCORPORATED


                                    By:   /s/ David W. Knickel
                                          ----------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President


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